UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

EGL, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

268484 10 2
(CUSIP Number)

Brett Spector
SuttonBrook Capital Management LP
598 Madison Avenue
6th Floor
New York, NY 10022
(212) 588−6622
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 31, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 268484 10 2	SCHEDULE 13D	Page 2 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SuttonBrook Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 722,600
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 722,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 722,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.77%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 268484 10 2	SCHEDULE 13D	Page 3 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SuttonBrook Capital Portfolio L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 722,600
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 722,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 722,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.77%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 268484 10 2	SCHEDULE 13D	Page 4 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John London
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 722,600
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 722,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 722,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.77%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 268484 10 2	SCHEDULE 13D	Page 5 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven M. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 722,600
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 722,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 722,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.77%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 1 to Schedule 13D amends certain information contained in the Schedule 13D dated May 16, 2007 and filed on May 16, 2007 (the "Schedule 13D") by SuttonBrook Capital Management LP (the "Investment Manager"), SuttonBrook Capital Portfolio L.P. (the "Master Fund"), John London ("Mr. London") and Steven M. Weinstein ("Mr. Weinstein" and, together with the Investment Manager, the Master Fund and Mr. London, the "Filing Persons") relating to the common stock, par value $0.001 per share (the "Common Stock"), of EGL, Inc., a Texas corporation (the "Company").  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

ITEM 5.                 Interests in Securities of the Issuer.

Item 5 is amended as follows:

(a)           The aggregate percentage of Common Stock reported owned by each person named herein is based upon 40,812,161 shares of Common Stock outstanding as of May 1, 2007 as disclosed in the Company's Form 10-Q filed May 10, 2007.

As of June 4, 2007, the Investment Manager may be deemed to beneficially own an aggregate of  722,600 shares of Common Stock, representing in the aggregate approximately 1.77% of the shares of Common Stock.

As of June 4, 2007, the Master Fund may be deemed to beneficially own an aggregate of 722,600 shares of Common Stock, representing in the aggregate approximately 1.77% of the shares of Common Stock.

As of June 4, 2007, Mr. London may be deemed to beneficially own an aggregate of 722,600 shares of Common Stock, representing in the aggregate approximately 1.77% of the shares of Common Stock.

As of June 4, 2007, Mr. Weinstein may be deemed to beneficially own an aggregate of 722,600 shares of Common Stock, representing in the aggregate approximately 1.77% of the shares of Common Stock.

(b)           Each Filing Person may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock deemed to be beneficially owned by such Filing Person as described above.

(c)           Schedule I sets forth transactions in the Common Stock which were effected since the Schedule 13D was filed by the Filing Persons.  All such transactions were effected on either the NASDAQ or one of the principal ECN exchanges.

(d)           No person is known by the Filing Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be deemed to be beneficially owned by any Filing Person.

(e)           As of May 31, 2007, the Filing Persons ceased to be beneficial owners of more than 5% of the shares of Common Stock.  Accordingly, this amendment is the final amendment to Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 4, 2007

SuttonBrook Capital Management LP

By:  SuttonBrook Holdings LLC,
        Its General Partner

        By: /s/ John London
   Name: John London
   Title:   Managing Member

SuttonBrook Capital Portfolio L.P.

By:  SuttonBrook Capital Partners LP,
        Its General Partner

        By:  SuttonBrook Capital Associates LP,
    Its General Partner

By:  SuttonBrook Capital Associates LLC,
    Its General Partner

           By: /s/ John London
                  Name:  John London
                  Title:    Managing Member

/s/ John London
John London

/s/ Steven M. Weinstein
Steven M. Weinstein

SCHEDULE I

SuttonBrook Capital Portfolio L.P.

Purchases/Sales	Quantity	Price ($)	Trade Date	Settlement Date
Sale	250,000	46.37	6/1/2007	6/6/2007
Sale	250,000	46.38	6/1/2007	6/6/2007
Sale	100,000	46.40	6/1/2007	6/6/2007
Sale	600,000	46.26	5/31/2007	6/5/2007
Sale	100,000	46.29	5/31/2007	6/5/2007
Sale	25,000	46.29	5/31/2007	6/5/2007
Sale	15,000	46.14	5/29/2007	6/1/2007
Sale	130,000	46.18	5/24/2007	5/30/2007

EXHIBIT 1 - JOINT FILING AGREEMENT

Joint Filing Agreement

The undersigned hereby agree that this Amendment No. 1 to Schedule 13D filed herewith relating to the common stock, par value $0.001 per share of EGL, Inc., is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each of the undersigned.

This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

June 4, 2007

SuttonBrook Capital Management LP

By:  SuttonBrook Holdings LLC,
        Its General Partner

        By: /s/ John London
   Name: John London
   Title:   Managing Member

SuttonBrook Capital Portfolio L.P.

By:  SuttonBrook Capital Partners LP,
        Its General Partner

        By:  SuttonBrook Capital Associates LP,
    Its General Partner

By:  SuttonBrook Capital Associates LLC,
    Its General Partner

           By: /s/ John London
                  Name:  John London
                  Title:    Managing Member

/s/ John London
John London

/s/ Steven M. Weinstein
Steven M. Weinstein